UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                January 12, 2005

                         Commission File Number 0-21392

                            AMARIN CORPORATION PLC
               (Translation of registrant's name into English)

                              7 Curzon Street
                              London W1J 5HG
                                 England
                   (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               Form 20-F [X]       Form 40-F [   ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  Yes [   ]       No [X]



Attachment:

Material Events

(a) Amarin Corporation announces positive data from Phase IIa studies using Miraxion to treat unresponsive depression.


   This report on Form 6-K is hereby incorporated by reference in (a) the registration statement on Form F-3 (Registration No. 333-104748) of Amarin Corporation plc and in the prospectus contained therein, (b) the registration statement on Form F-3 (Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, (c) the registration statement on Form F-3 (Registration No. 333-12642) of Amarin Corporation plc and in the prospectus contained therein, (d) the registration statement on Form F-3 (Registration No. 333-121431) of Amarin Corporation plc and in the prospectus contained therein and (e) the registration statement on Form F-3 (Registration No. 333-121760) of Amarin Corporation plc and in the prospectus contained therein,, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Amarin Corporation plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.



                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    AMARIN CORPORATION PLC

                                    By: /s/ JONATHAN LAMB
                                    Name: Jonathan Lamb
                                    Title: Secretary


Date: January 12, 2005



EXHIBIT INDEX




Index to Exhibits


Exhibit Item                      Sequentially Numbered Page

(a) Material event description                4





Contact:
Rick Stewart
Chief Executive Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2442
investor.relations@amarincorp.com

Alan Cooke
Chief Financial Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2442


AMARIN CORPORATION ANNOUNCES POSITIVE DATA FROM TWO PHASE IIA
STUDIES USING MIRAXION(TM) TO TREAT UNRESPONSIVE DEPRESSION

- Amarin identifies characteristics of depressed patients responsive to Miraxion(TM) -

LONDON, United Kingdom, January 12, 2005 - Amarin Corporation plc (NASDAQSC:
AMRN) today announced positive data analysis from two exploratory phase IIa clinical studies using Miraxion (formerly referred to as LAX-101c) to treat depression. An analysis of the data from the two studies identifies a significant clinical benefit with Miraxion for a sub-group of patients with specific symptomology.

In a recent exploratory phase IIa study, Miraxion was used as monotherapy in 77 patients with a new episode of depression in a six-week trial. In this study it was prespecified, that the presence of specific depression symptomology (patients with melancholic vegetative symptoms) at the time of entry to the
study (baseline), would predict response.   In an exploratory analysis the
Bech-Depression Scale, a subscale of the Hamilton Depression Rating Scale, which defines the affective core symptoms of depression, was used as the outcome variable. Miraxion achieved statistical significance over placebo in the sub-group of patients meeting these criteria.

In addition, using identical symptom-specific methodology, statistically significant results were obtained by reanalyzing the dataset from a published (Peet and Horrobin, 2002, Archives of General Psychiatry, volume 59, pages 913-919) randomized placebo controlled study in treatment unresponsive depression, where Miraxion was used as an adjunct therapy with standard depression treatments.

It is estimated that depressed patients with these symptoms may represent approximately 20-30% of all patients with depression.

Amarin filed a patent covering this intellectual property in late 2004 and intends to publish the full results from the monotherapy study later this year.

Rick Stewart, Chief Executive Officer of Amarin commented, "The data analyzed from these studies show significant clinical benefit for a specific sub-group of patients with depression, when used as either monotherapy or as adjunct therapy. This data will be an important component in the design of subsequent clinical trials. It will allow us to more accurately target patients with depression that may respond to Miraxion."


About Amarin Corporation
Amarin Corporation is a neuroscience company focused on the development and commercialisation of novel drugs for the treatment of neurological disorders affecting the central nervous system.

For press releases and other corporate information, visit our website at http://www.amarincorp.com.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, the uncertainty of entering into and consummating a definitive agreement on terms acceptable to the parties, the inherent uncertainty of pharmaceutical research, product development and commercialization, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2003 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The company assumes no obligation to update information on its expectations.